CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Reports Fiscal 2009 Results

December 3rd, 2009 CNW Group: CIBT Education Group Inc. (the “Company”) (NYSE Amex & TSXV symbol: MBA) is pleased to report its audited fiscal 2009 operating results for the year ended August 31, 2009.

For the twelve months ended August 31, 2009, the Company’s revenues totalled $44.55 million dollars as compared to $32.33 million for the fourteen months ended August 31, 2008, an increase of 38%.  The Company generated EBITDA (earnings before interest, tax, depreciation and amortization) of $1,979,588 for fiscal 2009.  Adjusting for non-cash expenses that have no impact on the Company’s operating cash flow would have resulted in Adjusted Net Income of $2,710,969 for fiscal 2009.  After deductions of all non-cash expenses, net income was $16,007.  EBITDA and Adjusted Net Income are non-GAAP measures which allow management to isolate financial statement items that contribute to the actual operating performance of the company.

The consolidated balance sheet of the Company as at August 31, 2008 has been restated to reflect the change in amounts allocated to certain acquired intangible assets, goodwill and deferred revenues resulting from the Company’s December 2007 acquisition of Sprott-Shaw Community College (see note 8). The August 31, 2008 purchase price allocations relating to these business combinations were amended.  This restatement to the balance sheet had no significant impact on Company’s prior period results of operations or shareholders’ equity.  Accordingly, there has been no restatement of the Company’s 2008 consolidated statement of income (loss).

To view the Company’s annual consolidated financial statements and management’s discussion and analysis, please visit www.sedar.com.

Toby Chu, President and CEO, and Vice Chairman of CIBT Education Group Inc. commented, “Despite the recent global economic downturn, we are pleased with our revenue growth from US$8.21 million in 2007 to CAD$44.5 million this year and Adjusted Net Income of $2.7 million in fiscal 2009.  However, we remain focused on reducing various cash and non-cash expenses in order to continue improving our net earnings.  Unlike the majority of education providers with established presences either in China or North America, CIBT’s vision is to build a multinational organization with an extensive international distribution network.  We believe that this network will become our most valuable asset and it will also differentiate CIBT among its peers from a global perspective.  During the past years our rapid expansion consumed extraordinary expenses associated with managing various tax regimes and regulatory bodies in multiple jurisdictions.  We feel that we have now reached certain critical mass and economy of scale in terms of our revenue and cost structure.  This will provide us with more visibility, and performance will be easier to project, going forward.  As of November 30th, 2009 we held approximately $15 million in cash and we are contemplating an additional capital raise of $15 million. This strong cash position will allow us to act swiftly on appealing acquisition opportunities as they are identified.  We would like to thank our shareholders for their support and look forward to reporting on our future progress.”

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: Ed Cheung N. America Toll Free: 1-800-574-0901 extension 318 * Email: info@cibt.net

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

The TSX Venture Exchange and the NYSE Amex US have not reviewed and do not accept responsibility for the adequacy or accuracy of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Non-GAAP measures are not defined by generally accepted accounting principles (GAAP), are not comparable between organizations and are not a substitute for GAAP.